Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED UNIT DISTRIBUTIONS

	Three Months Ended March 31, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
		(dollars in thousands)
Earnings:
Income from continuing operations before minority interest and equity in earnings of unconsolidated affiliates	$27,187	$32,091	$18,020	$13,046	$848	$28,415
Contractual interest expense	22,631	94,193	98,677	104,594	117,653	118,086
Amortization of deferred financing costs	566	2,375	3,372	3,698	4,398	3,647
Financing obligations interest expense	992	4,162	5,032	9,999	17,691	12,488
Distributions of earnings from unconsolidated affiliates	1,898	7,335	8,516	6,410	4,320	5,612

Total earnings	$53,274	$140,156	$133,617	$137,747	$144,910	$168,248

Fixed charges and Preferred Unit distributions
Contractual interest expense	$22,631	$94,193	$98,677	$104,594	$117,653	$118,086
Amortization of deferred financing costs	566	2,375	3,372	3,698	4,398	3,647
Financing obligations interest expense	992	4,162	5,032	9,999	17,691	12,488
Capitalized interest	2,147	5,002	2,900	1,058	1,398	5,461
Interest component of rental expense	361	1,481	1,606	1,789	1,721	1,898

Total fixed charges	26,697	107,213	111,587	121,138	142,861	141,580
Preferred Unit distributions	4,113	17,063	27,238	30,852	30,852	30,852

Total fixed charges and Preferred Unit distributions	$30,810	$124,276	$138,825	$151,990	$173,713	$172,432

Ratio of earnings to fixed charges	2.00	1.31	1.20	1.14	1.01	1.19

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.73	1.13	0.96	0.91	0.83	0.98